Exhibit 4.1

Summary in English of the material provisions of the agreement in Hebrew between Gilat Satellite Networks Ltd. (Company or Borrower) and The First International Bank of Israel (the Bank) dated December 30, 2021 with respect to credit line provided by the Bank to the Company.

1.
Loans received, or that will be received from related parties of the company, and any Company's debts in respect of issued or transferred bonds for the benefit of a related party shall be subordinated and inferior to Company's debts and liabilities to the Bank.

2.	Borrower shall not make any re-payment of shareholders’ loans until full payment of all amounts due to the Bank with respect of the credit line provided.
3.	Borrower shall not make any distributions or dividend payments to its shareholders without the Bank’s prior written consent, not to be unreasonably withheld.
4.	In the event of a change of control or certain restructuring events, the credit line may become immediately due and payable.
5.
Borrower shall not provide a guaranty in favor of a third party without the Bank's prior approval (except with respect to Borrower’s subsidiaries). Borrower may not make any commitments to any third party that may restrict, in any way, the Bank’s right to create collaterals for securing current or future credit lines.

6.	Borrower shall not carry out a merger or other changes in structure without the Bank’s prior written consent (except for merging a fully owned Subsidiary).
The Company have registered in past years the following pledges in favor of the bank:

1.    A first ranking mortgage on part of the Company’s real estate in Petach Tikva;

2.    A fixed ranking charge on the Company's rights pursuant to lease agreements for lease of the Company’s real estate;

3.    A fixed and floating pledge on the company’s assets, unissued share capital, goodwill and rights stemming from insurance policies with the following exclusions:

a.          Borrower shall be entitled to enter into factoring arrangements in the ordinary course of business in an aggregate amount that does not exceed $10 million;

b.          Borrower shall be entitled to create pledges securing up to $5 million in debts owed to suppliers in connection with equipment purchased by Borrower;

c.          Options and securities of the borrower -

-          Borrower may, without obtaining the bank’s prior approval, issue securities convertible into the Borrower’s shares to employees, advisors and directors, with a limit of 18% of the Borrower’s issued and outstanding share capital on a fully diluted basis.

-          Borrower may, without obtaining the bank’s prior approval, issue securities convertible into the Borrower’s shares to investors, with a limit of 10% of the Borrower’s issued and outstanding share capital on a fully diluted basis.